Exhibit 97.1

Owens Corning Clawback Policy
This policy is maintained by the Legal Department and was last updated June 2023.

Policy
This Clawback Policy (the “Policy”) has been adopted by the Board of Directors (the “Board”) of Owens Corning (the “Corporation”) and provides for the recovery of certain executive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303 A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”).

Administration
Except as otherwise provided herein and as otherwise provided by the Board, this Policy shall be administered by the Compensation Committee of the Board (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the Board or such committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Corporation to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

Definitions
As used in this Policy, the following definitions shall apply:
“Accounting Restatement” means an accounting restatement of the Corporation’s financial statements due to the Corporation’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Administrator” has the meaning set forth in the paragraph above.

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“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Corporation’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Corporation is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board concludes, or reasonably should have concluded, that the Corporation is required to prepare an Accounting Restatement, or (b) the date a court, regulator, or other legally authorized body directs the Corporation to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
“Covered Executives” means the Corporation’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.1
“Erroneously Awarded Compensation” has the meaning set forth below in this Policy.
A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and any measure that is derived wholly or in part from such measure, in addition to stock price and total shareholder return (“TSR”). Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Corporation’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Corporation’s financial statements or included in a filing with the Securities Exchange Commission.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Corporation’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

1 The definition of “executive officer” is: the issuer’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Executive officers of the issuer’s parent(s) or subsidiaries are deemed executive officers of the issuer if they perform such policy making functions for the issuer. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this section would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
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Covered Executives; Incentive-Based Compensation
This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Corporation had a listed class of securities on a national securities exchange.2

Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement
In the event the Corporation is required to prepare an Accounting Restatement, the Corporation shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to the paragraph immediately below, during the Applicable Period.

Erroneously Awarded Compensation: Amount Subject to Recovery
The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.
Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.
As an example, with respect to any compensation plans or programs that consider Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.
For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Corporation shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (“NYSE”).

2 Recovery of compensation is not required (1) with respect to any compensation received while an individual was serving in a non-executive capacity prior to becoming an executive officer, or (2) from any individual who is an executive officer on the date on which the Corporation is required to prepare an Accounting Restatement but who was not an executive officer at any time during the performance period for which the incentive-based compensation is received. For example, if an individual serving as an executive officer at the date that the Corporation is required to prepare a restatement was not an executive officer at any time during a performance period that ended during the Applicable Period, amounts of incentive compensation received by that individual for that specific performance period are not required to be recovered.
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Method of Recoupment
The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation, which may include without limitation
(a) seeking reimbursement of all or part of any cash or equity-based award,
(b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid,
(c) canceling or offsetting against any planned future cash or equity-based awards,
(d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder, and
(e) any other method authorized by applicable law or contract.
Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Corporation plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.
The Corporation is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Administrator has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
(a)    The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE;
(b)    Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or
(c)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

No Indemnification of Covered Executives
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Corporation shall not indemnify, directly or indirectly, any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy and gross-up payments.

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Administrator Indemnification
Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination, or interpretation made with respect to this Policy and shall be fully indemnified by the Corporation to the fullest extent under applicable law and Corporation policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Corporation policy.

Effective Date; Retroactive Application
This Policy shall be effective as of the date upon which the NYSE listing standards regarding clawback policies are effective (the “Effective Date”). The terms of this Policy shall apply to an Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted, or paid to Covered Executives prior to the Effective Date. Without limiting the generality of the Section “Erroneously Awarded Compensation: Amount Subject to Recovery”, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

Amendment; Termination
The Board may amend, modify, supplement, rescind, or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Corporation’s securities are listed.

Other Recoupment Rights; Corporation Claims
The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Corporation under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Corporation.
Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages, or other legal remedies the Corporation or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.
Acknowledgement
All Covered Executives must review and execute the attached Clawback Policy Acknowledgement, in substantially the same form as set forth in Attachment A. Executed copies of each Covered Officer’s Clawback Policy Acknowledgement shall be kept and maintained by the Corporate Secretary.

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Attachment A
[TO BE SIGNED BY THE CORPORATION’S EXECUTIVE OFFICERS]

CLAWBACK POLICY
ACKNOWLEDGMENT

I agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of Owens Corning’s Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Administrator that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Corporation, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:
[Name] [Title]	Date

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